FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   October 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact:	**Dan Suesskind**, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
	George Barrett, Executive V.P. - Global Pharmaceutical Markets President and CEO	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
	Kevin Mannix/Liraz Kalif, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES TENTATIVE APPROVAL OF GENERIC VALTREX®

Jerusalem, Israel, October 5, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of GlaxoSmithKline's antiviral product Valtrex® (Valacyclovir Hydrochloride) Tablets. Final approval of this ANDA is anticipated in December 2009. The brand product had annual sales of approximately $1.5 billion in the United States for the twelve months ended June 30, 2007, based on IMS sales data.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 75 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                             (Registrant)

By: /s/ Dan Suesskind
                                          Name: Dan Suesskind
                                          Title: Chief Financial Officer

Date: October 5 , 2007